TABLE OF CONTENTS

FORM 8-K
ITEM 7. Financial Statements, Pro Forma Financial Information and Exhibits
ITEM 12.Results of Operations and Financial Condition
SIGNATURE
INDEX TO EXHIBITS
EX-99(A) PRESS RELEASE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 29, 2003

Commission File
Number: 1-8944
CLEVELAND-CLIFFS INC

(Exact Name of Registrant as Specified in Its Charter)

OHIO	34-1464672
(State or other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
1100 Superior Avenue, Cleveland, Ohio	44114-2589
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 7. Financial Statements, Pro Forma Financial Information and Exhibits

(c) Exhibits:

Exhibit Number	Exhibit:	
99(a)	Cleveland-Cliffs Inc published a News Release on October 29, 2003, "Cleveland-Cliffs Reports Results for Third Quarter 2003."	Filed Herewith

ITEM 12. Results of Operations and Financial Condition

On October 29, 2003, Cleveland-Cliffs Inc issued a news release announcing the unaudited financial results for the quarter ended September 30, 2003, a copy of which is attached as Exhibit 99(a) to this Current Report on Form 8-K.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


CLEVELAND-CLIFFS INC


By: /s/ Donald J. Gallagher

Name: Donald J. Gallagher
Title: Senior Vice President,
           Chief Financial Officer and Treasurer

Dated: October 29, 2003

INDEX TO EXHIBITS

Exhibit Number	Exhibit	
99(a)	Cleveland-Cliffs Inc published a News Release on October 29, 2003, "Cleveland-Cliffs Reports Results for Third Quarter 2003."	Filed Herewith